February 13, 2007


By facsimile to (415) 983-1200 and U.S. Mail


Mr. Kirk A. Benson
Chairman and Chief Executive Officer
Headwaters Incorporated
10653 South River Front Parkway, Suite 300
South Jordan, UT 84095

Re:	Headwaters Incorporated
	Registration Statement on Form S-4
	Filed January 18, 2007
	File No. 333-140067
Annual Report on Form 10-K for the fiscal year ended September 30, 2006 and other Exchange Act reports incorporated by reference
File No. 1-32459

Dear Mr. Benson:

	We reviewed the filings and have the comments below.

      Where indicated, we think that you should revise the documents in response to the comments. If you disagree, we will consider your explanation why a comment is inapplicable or a revision is unnecessary. Be as detailed as necessary in your explanation. To understand better your disclosure, we may ask you in some comments to provide us supplemental information. We may raise additional comments after reviewing this information.

      Our review`s purpose is to assist you in your compliance with applicable disclosure requirements and to enhance the overall disclosure in your documents. We look forward to working with you to achieve these objectives. We welcome any questions that you may have about comments or any other aspect of our review. You may call us at the telephone numbers listed at the end of this letter.

S-4

Registration Statement`s Facing Page

1. Headwaters may not use Rule 416 of Regulation C under the Securities Act to register an indeterminate number of shares of common stock resulting from conversion of the notes because the conversion rate is not "similar" to an anti-dilution provision. Rather, Headwaters must make a good faith estimate of the maximum number of shares of common stock that it may issue on conversion of the notes to determine the number of shares of common stock to register. If the number of registered shares of common stock is less than the actual number of shares of common stock issued, Headwaters must file a new registration statement to register the additional shares of common stock. Headwaters may use Rule 462(b)(1) of Regulation C under the Securities Act, if available, for this purpose.

Documents Incorporated by Reference, page ii

2. It appears that you are providing disclosure under Item 10 of Form
S-4. If so, please revise to include all documents required to be incorporated by Item 11 of Form S-4.

3. Include the Commission`s filing number for filings made by Headwaters under the Exchange Act.

4. Revise the first paragraph to include the current address of the
Commission`s public reference room.  See Item 11(c)(2) of Form S-
4.

Prospectus` Outside Front Cover Page

5. The text is extremely difficult to read because of the small typeface. Except for footnotes, the typeface should be uniform throughout the document. See Rule 420 of Regulation C under the Securities Act. Review carefully the disclosure on the prospectus` outside front cover page, and state as concisely as possible the information required by Item 501 of Regulation S-K or otherwise key to an investment decision. For example, it does not appear that information on the circumstances for redemption and repurchase or information on the notes` ranking is required on the prospectus` outside front cover page. Also, please use bullet points instead of imbedded lists of information.


Purpose of the Exchange Offer, page 2

6. Indicate the number of shares that the exchange will reduce in Headwaters` fully diluted earnings per share calculation, assuming full participation in the exchange.

Conditions to Exchange Offer, page 3

7. Disclosure that the exchange offer is subject to customary conditions, which Headwaters may waive, including that the registration statement and any post-effective amendment to the registration statement covering the new securities be effective, is inconsistent with disclosure under (c) on page 49 that the condition relating to the registration statement`s effectiveness may not be waived. Please reconcile the disclosures.

Taxation, page 5

8. Please delete the statement beginning "we intend to take the position," and instead disclose counsel`s opinion. Also identify counsel here and on page 25.

Material Differences Between the Old Securities and the New
Securities, page 7

9. We note the material differences between the old securities and new securities which include "net share settlement" upon conversion of the notes, payment of make whole premiums, and a modification of the definition of "fundamental change" for corporate transactions. Tell us and disclose how you are accounting for these differences which appear substantial and how your Form 10-K for the year ended September 30, 2006 and your Form 10-Q for the quarter ended December
31, 2006 take into account the changes made to the old securities. Also tell us how your accounting for the differences between the old securities and new securities complies with EITF 96-19.

10. Remove the statement in the first paragraph that the table is qualified in its entirety by the documents governing the old securities and the new securities. You may not qualify information in the prospectus by reference to information outside the prospectus unless incorporation by reference or a summary of a document filed as an exhibit is required by the form. See Rule 411(a) of Regulation C under the Securities Act.

Payment upon conversion, page 9

11. To make the disclosure easier for securityholders to read and comprehend, consider using separate bullet points rather than (i),
(ii), (1), and (2) in the paragraphs under "New Securities" on pages
9-12 and in the first paragraph under "Payment upon conversion" on page 17. Consider also using shorter paragraphs for the same reason here and also under "Settlement upon Conversion upon Certain Corporate Transactions" on pages 7-8 and "Conversion Rate Adjustment upon Certain Fundamental Changes" on pages 12-13. Please also consider providing an example.

Conversion Rate Adjustment upon Certain Fundamental Changes, page
12

12. This disclosure is confusing. Please consider providing an example.

Conversion Rights, page 16 and Repurchase at the Option of the Holder upon a Fundamental change, page 19

13. Expand the disclosures to indicate that Headwaters may have insufficient funds to repay the indebtedness and repurchase the new securities or make cash payments upon their conversion.

Conversion Rate, page 17

14. This disclosure is confusing. Please consider providing an example.

Subordination, page 19

15. State the amount of debt that the new securities are equal to in right of payment as of the date of the latest balance data in the prospectus. Disclose also the maximum amount of additional debt that
Headwaters may issue that ranks senior to the new securities as of the latest balance sheet data in the prospectus.

U.S. Federal Income Taxation, page 19 and Material U.S. Federal
Income Tax Considerations, page 76

16. The word "generally" may imply that Headwaters has not disclosed all material U.S. federal income tax consequences and holders of the new securities cannot rely on the disclosures. Thus delete the word
"generally" in the:

* First full paragraph on page 20.

* Fifth paragraph on page 77.

* Fifth full paragraph on page 80.

* Second and fourth full paragraphs on page 81.

*  Last paragraph on page 82.

* First and third full paragraphs on page 83.

Delete also the word "general" in the first paragraph on page 76, the words "In general" in the second paragraph on page 77, and the word
"certain" in the third paragraph on page 77 for the same reason.

Summary of Financial Information, page 22

17. We have these comments on your use of EBITDA:

* Based on your disclosures, it is unclear whether you also use EBITDA to evaluate your liquidity. We note your disclosure that "EBITDA is provided to enhance the user`s overall understanding of your ability to service your debt." Please delete this statement and all other references to EBITDA as a liquidity measure unless you use this non-GAAP measure in this manner. If you do use the non-GAAP measure EBITDA as a liquidity measure, please revise your disclosures to clarify this fact and reconcile your non-GAAP liquidity measure to your most directly comparable GAAP liquidity measure.

* On your use of EBITDA as a performance measure, expand your discussion to address all of the disclosures required by Question 8 to the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures issued June 13, 2003. Specifically, include:

The economic substance behind your decision to use such a measure.

The material limitations associated with use of the non-GAAP measure as compared to the use of the most directly comparable GAAP measure.
In this regard, you must identify each item you eliminate and clarify how the elimination of such items limits the usefulness of this non-
GAAP measure as a performance measure.

The manner in which you compensate for these limitations when using the non-GAAP measure.


Risk Factors, page 23

18. The first paragraph states that "The risks and uncertainties described below are not the only ones facing our company.
Additional
risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations."
Since Headwaters must disclose all risks that it believes are material, delete this language.

19. In the first risk factor on page 24, please quantify
Headwaters`
outstanding debt and annual debt service requirements.

20. In the first risk factor on page 34, identify Tapco`s three significant customers. See Item 101(c)(1)(vii) of Regulation S-K.

Forward-Looking Statements, page 41

21. Since the registration statement relates to a tender offer, Headwaters is ineligible to rely on the safe harbor provision for forward-looking statements. See section 27A(b)((2)(C) of the Securities Act and section 21E(b)(2)(C) of the Exchange Act. Delete the phrase "within the meaning of the Private Securities Litigation
Reform Act of 1995." Alternatively, state explicitly that Headwaters is ineligible to rely on the safe harbor provision for forward-looking statements made in connection with the exchange offer.

Common Stock, page 46

22. State whether common stockholders have cumulative voting rights.

Conditions to the Exchange Offer, page 48

23. We note in the first paragraph that Headwaters reserves the right to terminate or amend the exchange offer if an event, development, or circumstance makes it inadvisable to proceed with the offer or with the acceptance for exchange or exchange and issuance of the new securities. Since Headwaters may only terminate or amend the exchange offer if any of the specified conditions occur before the exchange offer`s expiration, revise to indicate that all conditions to the exchange offer other than those subject to governmental approval must be satisfied or waived before the exchange offer`s expiration.

24. The bidder may not condition the exchange offer on a factor or factors within its control. Thus, revise the second bullet point statement on page 48 that lists generic conditions to clarify with specificity what event or events would trigger the condition.

25. If Headwaters decides to waive any of the conditions, Headwaters must announce expressly its decision in a manner reasonably calculated to inform securityholders of the waiver. Provide us your views on whether waiver of any of the conditions will constitute a material change requiring that at least five business days remain in the offer after notice of the waiver.

Expiration Date; Extensions; Amendments, page 49

26. We note Headwaters` reservation of the right to extend the exchange offer. State that the notice will disclose the number of securities tendered as of the notice`s date as required by Rule
14e-
1(d) under the Exchange Act.

General, page 56

27. We note this disclosure in the first paragraph:

 "The New Securities are convertible into (i) cash in an amount equal to the sum of the amounts calculated for each of the 20 trading days during the observation period (as described herein) of the lesser of the daily conversion value (as described herein) and $50 (representing 1/20thth of $1,000) and (ii) at our option, cash, common stock or a combination thereof, in an amount equal to the sum of the amounts calculated for each of the 20 trading days during the observation period of any excess of the daily conversion value above
$50."

	This disclosure is extremely difficult to read and comprehend.
Please revise. Also consider including an example that illustrates how the conversion calculation operates.

Repurchase at Option of the Holder Upon a Fundamental Change, page
68

28. Refer to (2) under fundamental change on page 68. Quantify the words "substantially all" as used here and elsewhere for Headwaters` assets. Alternatively, provide disclosure of the words` established meaning under applicable state law. If an established meaning is unavailable, provide disclosure of the consequences of the uncertainty on securityholders` ability to determine whether a sale of substantially all of Headwaters` assets has occurred.

U.S. Federal Income Tax Treatment If Tax Exchange, page 77

29. In the first paragraph`s last sentence and the second paragraph`s second sentence, explain why you are unable to provide "will" and "will have" conclusions rather than "should" and "should have" conclusions. Disclose any resulting risks to securityholders.

Legal Matters, page 84

30. Clarify that counsel will opine on the enforceability of Headwaters` obligations under the notes.

Exhibit 5.1

31. We note the statement that "This opinion is limited to matters governed by the General Corporation Law of the State of
Delaware...."
Provide written confirmation tagged as correspondence on the EDGAR system that counsel concurs with our understanding that the reference and limitation to the Delaware General Corporation Law includes the statutory provisions and all applicable provisions of the Delaware constitution, including reported judicial decisions interpreting these laws.

Undertakings, page II-2

32. Provide the undertakings required by Item 512(a) of Regulation
S-
K.

10-K

Note 2.  Summary of Significant Accounting Policies

Principles of Consolidation, page F-7

33. We note your disclosure on page F-7 that the application of FASB
Interpretation No. 46, as revised, did not have a material effect on
Headwaters` consolidated financial statements as of and for the year ended September 30, 2006. We further note disclosures throughout your Form 10-K on investments in joint ventures that are accounted for under the equity method, specifically your investment with Great
River Energy and Degussa AG. Tell us how you considered the guidance in FIN 46R in determining whether or not your investments in any of these entities should be consolidated. Be as detailed in your response as necessary, making specific reference to the authoritative accounting literature to support your conclusions. Your response should include your consideration of individual investments, including your ownership interest (%), and how you concluded that accounting under the equity method was appropriate.


Note 3.  Segment Reporting, page F-11

34. We note that your alternative energy segment has experienced a decrease in net income during 2006 and the first quarter of fiscal 2007 and may be significantly impacted by the expiration of tax credits in 2007. Please tell us the amount of goodwill, other intangible assets, and fixed assets at this segment. If material, please tell us your consideration of these factors in performing your annual goodwill impairment tests. Please also tell us whether you tested the intangible and tangible assets in this segment for impairment under SFAS 144. If so, please tell us the results of those tests, including the amount of headroom between the carrying value of the assets and their recoverable amount. If not, please tell us your consideration of paragraph 8 of SFAS 144.

Note 8.  Liabilities - Convertible Senior Subordinated Notes, page
F-
16

35. Please tell us how you have applied the guidance in SFAS 133 and
EITF Issue 00-19 in evaluating whether the contingent conversion features for your $172.5 million of 2.875% convertible senior subordinated notes is an embedded derivative that you should separate from the debt host and account for at fair value under SFAS 133. In this regard, we note that it appears the conversion feature would meet the paragraph 12 criteria for bifurcation under SFAS 133 and thus the conversion feature would be required to be analyzed under EITF 00-19 in order to determine whether it would meet the paragraph
11(a) scope exception in SFAS 133. If the paragraph 11(a) scope exception is not met, which appears to be the case for the credit rating contingency and the bond rating contingency, the conversion feature would be required to be bifurcated from the debt host and accounted for as a derivative liability with changes in fair value recorded in earnings. Please tell us how you considered this and all other remaining provisions in analyzing whether the convertible debentures qualify as conventional convertible debt. Please provide a similar analysis of the $135.0 million 2.50% convertible notes issued on January 16, 2007.

36. Please provide us a thorough analysis of all the provisions of your convertible debenture instrument in order to determine whether there are any other provisions that may be embedded derivatives which should be bifurcated and accounted for separately as derivatives under SFAS 133. For embedded derivatives identified through this analysis, such as make whole provisions and redemption features, please provide us an analysis of their accounting treatment under SFAS 133 and EITF 00-19. Please provide a similar analysis of the $135.0 million 2.50% convertible notes issued on January 16, 2007.


December 31, 2006 10-Q

Note 6.  Long-Term Debt, page 13

37. For the warrants issued in connection with the 2.50% convertible notes in January 2007, it appears that you have valued these warrants and recorded them as equity. Tell us how you valued the warrants, the assumptions used, and why you believe that equity classification of the warrants is appropriate. The classification of the warrants should be evaluated using conditions outlined in paragraphs 12-32 to
EIFT 00-19 to determine whether they represent equity instruments or liabilities.

10-K and December 31, 2006 10-Q

Controls and Procedures

38. We note the statement that "A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met." Revise to state clearly, if true, that Headwaters` disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that Headwaters` principal executive officer and principal financial officer concluded that its disclosure controls and procedures are effective at that reasonable assurance level. Alternatively, remove the reference to the level of assurance of Headwaters` disclosure controls and procedures. See section II.F.4.
of Release No. 34-47896.

Definitive Proxy Statement on Schedule 14A filed January 12, 2007

Security Ownership of Certain Beneficial Owners and Management,
page
16

39. Item 403 of Regulation S-K requires disclosure of all beneficial owners, with reference to beneficial ownership as it is defined in Rule 13d-3 under the Exchange Act. In future filings, identify the natural person or persons having sole or shared voting and investment control over the securities held by a beneficial owner that is a legal entity.

Transactions with Related Parties, page 17

40. In future filings, disclose whether Headwaters believes that each of the related party transactions disclosed in this section is on terms no less favorable to Headwaters than Headwaters could obtain from an affiliated party.


Shareholder Proposals, page 21

41. In future filings, address also shareholder proposals not based on Rule 14a-8 of Regulation 14A.

8-K dated and filed January 22, 2007

Exhibit 10.1

42. Absent an order granting confidential treatment, Item
601(b)(10)
of Regulation S-K require the filing of material contracts, including attachments, in their entirety. Attachments include, for example, annexes, appendices, exhibits, and schedules. Since you did not file exhibits A-1 and A-2 to exhibit 10.1, refile the exhibit in its entirety.

Closing

	File amendments to the S-4, the 10-K, the December 31, 2006
10-
Q, and the 8-K dated and filed January 22, 2007 in response to the comments. To expedite our review, you may wish to provide us three marked courtesy copies of the filings. Include with the filing a cover letter tagged as correspondence that keys the responses to the comments and any supplemental information requested. If you think that compliance with any of the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the filings, the responses to the comments, and any supplemental information.

	We urge all persons responsible for the accuracy and adequacy of the disclosures in the filings reviewed by us to make certain that they have provided all information that investors require for an informed decision. Since Headwaters and its management are in possession of all facts relating to the disclosures in the filings, they are responsible for the adequacy and accuracy of the disclosures that they have made.

      When responding to our comments, provide a written statement from Headwaters acknowledging that:

* Headwaters is responsible for the adequacy and accuracy of the disclosures in the filings.

* Our comments or changes to disclosures in response to our comments do not foreclose the Commission from taking any action on the filings.


* Headwaters may not assert our comments as a defense in any proceedings initiated by the Commission or any person under the United States` federal securities laws.

	The Commission`s Division of Enforcement has access to all information that Headwaters provide us in our review of the filings or in response to our comments on the filings.

      You may direct questions on accounting comments to Melissa
N.
Rocha, Staff Accountant, at (202) 551-3854 or Alfred P. Pavot,
Jr.,
Staff Accountant, at (202) 551-3738. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202) 551-3767.

Very truly yours,





Jennifer R. Hardy

Legal
Branch Chief

cc:	Linda C. Williams, Esq.
	Pillsbury Winthrop Shaw Pittman LLP
	50 Fremont Street
	San Francisco, CA 94105



Mr. Kirk A. Benson
February 13, 2007
Page 1








UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE